JOINT STOCK COMPANY
CONCERN "KALINA"

JSC Concern "KALINA"
620138, Russia, Ekaterinburg,
Komsomolskaya [redacted]
TIN 660800[redacted]
settlement account 40702
JSC «Uralvnesht
BIK 046577
OKPO 0033
OKONH18
Corporate finance +7 34

06012269

« 25 » January 2006г.

№ 289 на №........................

United States
Securities and Exchange Commission
Office of Filings and Information Services
450 Fifth Street, N.W.
Washington, D.C. 20549

File number 82-34847

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 1 2006
WASH. D.C.
152

SUPPL

Dear Sirs!
Please find attached the following Information:

1) Press release "JSC Concern "KALINA" publishes its US GAAP financial results for the first half of 2005";
2) Press release "Timur Goryayev, Chief Executive Officer JSC Concern "KALINA', has sold a part of his share holding of the company";
3) Material event –"~~Information~~ about the dates of the issuer's register closing";
4) Material event –"Information about resolutions taken by the General meeting o shareholders";
5) Information which may influence securities' value of the issuer- "Information about decisions made by the Issuer's Board of Directors (Supervisory Board)";
6) Information which may influence securities' value of the issuer - Information about changes of the issuer's shareholders holding not less than 5 percent of the issuer's ordinary shares" dated November 17, 2005.
7) Information which may influence securities' value of the issuer - Information about changes in share holding of a person fulfilling the functions of the sole executive body of the joint stock company"
8) Information which may influence securities' value of the issuer – "Information about changes of the issuer's shareholders holding not less than 5 percent of the issuer's ordinary shares".
9) US GAAP financial results for the first half of the year 2005.

Information presented is to be disclosed in compliance with the legislation of the Russian Federation.

Head of Corporate Finance Department
OJSC Concern "KALINA"
Dmitriy Argunov

PROCESSED
APR 0 6 2006
THOMSON
FINANCIAL

17.11.2005
for immediate publication

Timur Goryayev, Chief Executive Officer JSC Concern "KALINA", has sold a part of his share holding of the company

17 November 2005. Today Timur Goryayev, the Chief Executive Officer JSC Concern "KALINA", has sold a part of his share holding of the Company. According to information available to the Company, Mr. Goryayev's share in the charter capital JSC Concern "KALINA" after sale amounts to 30,003%.

About the company. JSC concern "KALINA "is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company include the skin care products "Black Pearl", "Clean Line" and "MIA"; oral care products "32" and "Forest Balsam"; and the perfume 'Angelica Varum". The Company also promotes to the Russian and other CIS countries' markets brands of the German perfumery and cosmetics manufacturer Dr. Scheller Cosmetics AG – "Manhattan" ," Manhattan Cleaface", "Apotheker Scheller".

Concern "KALINA" consists of operations in Ekaterinburg and Omsk, Russia, a subsidiary "Pallada Ukraine» in Ukraine, and "Novoplast", KALINA Overseas Holding B. V. (Netherlands) and Dr. Scheller Cosmetics AG in Germany.

For further information contact JSC Concern "Kalina" press secretary Sergey Kazantsev, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company.

КАЛИНА
КОНЦЕРН

09.11.2005
For immediate publication

OJSC Concern "KALINA" publishes its US GAAP financial results for the first half of 2005.

November 11, 2005. Concern "KALINA," one of Russia's largest perfumery and cosmetics producers, today announces its US GAAP financial results for the first half of 2005.

Sales and net profits of the Company in the first half of 2005 were $133.1 mln and $17.7 mln, respectively , an increase of 45.85% and 105.24% from the first half of 2004.

In the first half of 2005 we acquired a controlling stake in German cosmetics manufacturer Dr.Scheller Cosmetics AG. Our results for the first half of 2005 include the results of operations of Dr.Scheller Cosmetics AG from the date of acquisition, *i.e.* for the second quarter of 2005.

The following table sets forth certain financial highlights of the Company's activity for the first half of 2005 and 2004. The Company's full US GAAP consolidated financial reports are available on the Company's web-site at www.kalina.org.

Financial Results (US GAAP)

Million US dollars	**1 half 2005**	**1 half 2004**	**% Change**
Sales	**133,084**	**91,245**	**+45.85%**
Gross profit	**65,646**	**45,240**	**+45.11%**
percentage of sales (%)	*49.3%*	*49.6%*	-
Commercial and administration expense	(39,901)	(29,232)	+36.50%
Operating income	**25,745**	**16,008**	**+60.83%**
percentage of sales (%)	*19.4%*	*17.5%*	-
Other income (expenses)	(3,323)	(3,146)	+5.63%
Income from continuing operations before income tax expense and minority interest	22,422	12,862	+74.33%
Net income	**17,657**	**8,603**	**+205.24%**
percentage of sales (%)	*13.3%*	*9.4%*	-

The increase in the Company's profits is due to the growth of the Russian perfumery and cosmetics market as a whole as well as an improvement in our product mix, with branded goods representing an increasing proportion of our sales. The share of branded products in our sales in the first half of 2005 was 76.2% compared to 66.2% in the first half of 2004. The total increase

in revenue is also a result of consolidation of Dr.Scheller Cosmetics results starting from the second quarter of 2005.

The Company continues to hold a leading position in the national cosmetic market due to the popularity of its brands, strong marketing initiatives and the high quality of its products. In particular, we maintained its strong market positions in the skin care and oral care segments during the first half of 2005. According to ACNielsen, our market share in the skin care segment at the end of April 2005 was 38.2% in volume terms and our market share in the oral care segment at the end of June 2005 was 11.1% in volume terms.

KALINA also has one of the largest and most effective distribution networks on the Russian consumer market with 192 dealers, including 137 in Russia, 25 in Ukraine and 30 in other CIS countries. The Company's products are sold at over 81,000 retail outlets in over 220 cities and towns of Russia and the CIS countries.

About the company. JSC concern "KALINA "is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company include the skin care products "Black Pearl", "Clean Line" and "MIA"; oral care products "32" and "Forest Balsam"; and the perfume 'Angelica Varum". The Company also promotes to the Russian and other CIS countries' markets brands of the German perfumery and cosmetics manufacturer Dr. Scheller Cosmetics AG – "Manhattan", "Manhattan Cleaface", "Apotheker Scheller".

Concern "KALINA" consists of operations in Ekaterinburg and Omsk, Russia, a subsidiary "Pallada Ukraine» in Ukraine, and "Novoplast", KALINA Overseas Holding B. V. (Netherlands) and Dr. Scheller Cosmetics AG in Germany.

For further information contact JSC Concern "Kalina" press secretary Sergey Kazantsev, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of JSC Concern "KALINA" (the "Company"), as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might" the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual event or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date of this press release and to reflect the occurrence of unanticipated events. We refer you to the documents the Company files from time to time with the Federal Service for the Financial Markets. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, our competitive environment, dependence on new product development, rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Not for distribution in the United States.

This press release is not an offer or solicitation of an offer of securities by Concern "KALINA" or any other entity for the purchase or sale of any securities nor does it constitute an offer or solicitation to any person in any jurisdiction where solicitation would be unlawful. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company.

NOTIFICATION OF MATERIAL EVENT "INFORMATION ABOUT THE DATES OF THE ISSUER'S REGISTER CLOSING"

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Issuer's main state registers number: ***1026605387665.***
Unique code of the issuer given by a registering organ: ***30306-D***.
Code of the important fact: ***0830306D07112005***
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to Vestnic FKZB Rossii", "Zhizn" newspaper.***
Kind, category (type) series and other identification features of the securities: ***ordinary registered non-documentary shares (hereinafter "the shares")***
Date of the state registration: ***October 21, 2003***
Name of the registration body: ***Federal Commission for Securities Market***
State registration number of the securities issue: ***1-05-30306-D***
Purpose for making the list of holders of the personal non-documentary shares: ***The list of persons with the right to participate in the Extraordinary General meeting of shareholders***
Date as of which the list of holders of the personal non-documentary shares is made up: ***November 8, 2005***
Date of making up the minutes of the meeting of the issuer's authorized body, on which the decision about the date of making up the list of holders of personal non-documentary shares was taken: ***Minutes No.23 of the Board of Directors meeting JSC Concern 'KALINA'. The date of making up the minutes is November 7, 2005***

Chief Executive Officer
JSC Concern "KALINA"

Timur Goryayev

Signature

Seal

Date: November 7, 2005

Information about decisions made by the Issuer's Board of Directors (Supervisory Board)

Full trade name of the issuer (non non-profit organization – the name) with the form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D.***
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Date of the meeting held by the Issuer's Board of Directors (Supervisory Board) at which the corresponding decision was made: ***June 21, 2005***
Date of making up the minutes of the meeting of the Issuer's Board of Directors (Supervisory Board), on which the corresponding decision was made: ***Minutes No. 23 of the Board of Directors meeting of OJSC Concern "KALINA", the date of the minutes making up is November 7, 2005***

Decision made by the Issuer's Board of Directors (Supervisory Board):

1. To hold an Extraordinary General shareholders' meeting on January 12, 2006 in a form of a joint meeting. The meeting starts at 10:30 a.m. local time. Registration starts at 09.30 a.m. Place of the meeting: OJSC Concern "KALINA" at 80, Komsomolskaya St., Yekaterinburg. Postal address: 80, Komsomolskaya St., Yekaterinburg, Russian Federation, 620138
2. The date of making up the list of shareholders with the right to participate in the meeting shall be November 8, 2005
3. To approve the following agenda:

1. Prescheduled termination of the acting Board of Directors powers.
2. Election of a new Board of directors.
3. Approval of the Charter JSC concern "KALINA" in a new edition.
4. Approval of the By-law "On general meeting of shareholders" JSC concern "KALINA" in a new edition.
5. Approval of the By-law "On the Board of Directors" JSC concern "KALINA" in a new edition.
6. Approval of the By-law "On Director General" JSC concern "KALINA" in a new edition."

Chief Executive Officer
OJSC Concern "KALINA"

Timur Goryayev

____
Signature

Date: "07" November, 2005

L.S.

Information about the material event –'Resolutions taken by the General meeting'

Full company's name of the issuer and its organizational legal form – ***Open Joint Stock Company Concern "KALINA"***
Place of location of the issuer – ***80, Komsomolskaya st. Ekaterinburg, 620138, Russia***
Identification number of the tax-payer, assigned to the issuer by the fiscal organ – ***6608000083***
Unique code of the issuer assigned by a registering organ - ***30306D***
Code of the material fact – ***1030306D16012006***
Internet-site address, used by the issuer for publishing information about material events – ***www.kalina.org***
Names of periodicals used by the issuer to publish the information about the material fact: ***"Appendix to Vestnik of the Federal Committee on securities", the newspaper "Zhizn"***
Type of the general meeting: ***extraordinary general***
Way of conducting: ***meeting***
The date of holding of the meeting: ***January 12, 2006***
Place of the meeting: ***Russia, Yekaterinburg, Komsomolskaya str., 80, JSC Concern "KALINA"***
The quorum of the general meeting: ***5578023* votes (*i.e. 57,2% from the general number of votes) participated in the meeting***

Questions put to the vote, results of voting and decisions taken by the general meeting:

1. ***Prescheduled powers termination of the acting Board of Directors JSC Concern "KALINA"***

Results of voting the first question:

For- <u>5574783 *votes*</u>
Against – <u>*none*</u>
Abstinent - <u>*3240*</u>

The resolution taken:
"To terminate powers of the acting Board of Directors ahead of time".

2. **Elections of the new Board of directors JSC Concern 'KALINA"**

The following candidatures are put to consideration:

Geller Nikolay Arkadievich	*– Director of Development, JSC Conern 'Kalina'*
Goryaev Timur Rafkatovich	*– Chief Executive Officer, JSC Concern 'Kalina'*
Petrov Alexander Yurievich	*– Chief Financial Officer, JSC Concern 'Kalina'*
Johan Grietsen Hendrik Vreeman	*– a citizen of the Kingdom of Netherlands*
Reinhold Schlensok	*– member of the Board Dr. Scheller Cosmetics AG, citizen of the Federative Republic of Germany*
Christophe Clave	*– a citizen of France*
Mark Alan Bush	*- a citizen of the United States of America, director of the "KIT-Capital" LLC*

Voting results:
"FOR":

Geller Nikolay Arkadievich – 5535592 votes
Goryaev Timur Rafkatovich – 5897720 votes
Petrov Alexander Yurievich – 5535591 votes
Reinhold Schlensok – 5519241 votes
Johan Grietsen Hendrik Vreeman – 5519535 votes
Christophe Clave – 5519241 votes
Mark Alan Bush – 5519241 votes

The resolution taken: "To elect to the new Board of Directors JSC Concern "KALINA':

Geller Nikolay Arkadievich – Director For development, JSC Concern 'Kalina'
Goryaev Timur Rafkatovich – Chief Executive Officer, JSC Concern 'Kalina'
Petrov Alexander Yurievich – Chief Financial Officer, JSC Concern 'KALINA'
Reinhold Schlensok – member of the Board Dr. Scheller Cosmetics AG, citizen of the Federative Republic of Germany
Johan Grietsen Hendrik Vreeman – citizen of the Kingdom of Netherlands
Christophe Clave – a citizen of France
Mark Alan Bush – a citizen of the United States of America, director of the "KIT-Capital" LLC

3. Approval of the new edition of the Charter JSC Concern "KALINA".

For -5088095 votes
Against – 432530
Abstinent – 57398 votes

The resolution taken by the general meeting;

"To approve the Charter JSC Concern "KALINA" in the new edition".

4. Approval of the By-law "On General meeting of shareholders JSC concern "KALINA" in a new edition".
Results of voting the fourth question:

For -5093927 votes
Against – 432530
Abstinent – 51566 votes

The resolution taken by the general meeting:

"To approve the By-law "On General meeting of shareholders JSC concern "KALINA" in a new edition".

5. Approval of the By-law "On the Board of Directors JSC Concern "KALINA" in a new edition".

Voting results:
For –5093927 votes
Against – 432530

Abstinent – 51566 votes

Resolution taken:
"To approve the By-law "On the Board of Directors JSC Concern "KALINA" in a new edition

6. Approval of the By-law "On Director General JSC Concern "KALINA" in a new edition".

Voting results:
For -5093927 votes
Against – 432530
Abstinent – 51566 votes

Resolution taken:

"To approve the By-law "On Director General JSC Concern "KALINA" in a new edition".

The date of the Minutes of the extraordinary general meeting: ***January 12, 2006***

Chief Executive Officer __________________ Timur R. Gorayev
JSC Concern 'KALINA' signature
Seal

Date January 16, 2006

Information about changes of the issuer's shareholders holding not less than 5 percent of the issuer's ordinary shares

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
The main state registration number of the issuer: ***1026605387665***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information which may influence the value of the issuer's securities: ***information which may influence the value of the issuer's securities is not to be published in the periodicals***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***Goryayev Timur Rafkatovich***

Percentage of the issuer's ordinary shares the said person held before changes: ***50, 0250%***Percentage of the issuer's ordinary shares the person holds after changes: ***30, 0031%***

Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***November 17, 2005***

Chief Executive Officer of
OJSC Concern "KALINA" Goryayev T.R.

Signature

Date: "17" November, 2005

L.S.

Information about changes of the issuer's shareholders holding not less than 5 percent of the issuer's ordinary shares

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
The main state registration number of the issuer: ***1026605387665***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information which may influence the value of the issuer's securities: ***information which may influence the value of the issuer's securities is not to be published in the periodicals***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***Closed joint stock company "Depositary-Clearing Company"***
Percentage of the issuer's ordinary shares the said person held before changes: ***8, 3236%***
Percentage of the issuer's ordinary shares the person holds after changes: ***32, 8534%***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***November 17, 2005***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***Deutsche Bank Limited Liability Company***
Percentage of the issuer's ordinary shares the said person held before changes: ***10, 4050%***
Percentage of the issuer's ordinary shares the person holds after changes: ***8, 9920%***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***November 17, 2005***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***"ING –Bank (Eurasia) ZAO" closed joint stock company***
Percentage of the issuer's ordinary shares the said person held before changes: ***6, 1683%***
Percentage of the issuer's ordinary shares the person holds after changes: ***36, 8468%***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***November 17, 2005***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***closed joint stock company "Citibank"***
Percentage of the issuer's ordinary shares the said person held before changes: ***59, 3685%***
Percentage of the issuer's ordinary shares the person holds after changes: ***8, 5849%***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***November 17, 2005***

Chief Executive Officer of
OJSC Concern "KALINA" Goryayev T.R.

Signature

Date: "17" November, 2005

L.S.

Information about changes in share holding of a person fulfilling the functions of the sole executive body of the joint stock company

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
The main state registration number of the issuer: ***1026605387665***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information which may influence the value of the issuer's securities: ***information which may influence the value of the issuer's securities is not to be published in the periodicals***

Surname, name and patronymic and position of the individual fulfilling the functions of the sole executive body of the joint stock company: ***Goryayev Timur Rafkatovich, Chief Executive Officer JSC Concern "KALINA"***
Percentage of the issuer's ordinary shares the said person held before changes: ***50, 0250%***
Percentage of the issuer's ordinary shares the person holds after changes: ***30, 0031%***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***November 17, 2005***

Chief Executive Officer of
OJSC Concern "KALINA" Goryayev T.R.

Signature

Date: "17" November, 2005

L.S.

Information about changes of the issuer's shareholders holding not less than 5 percent of the issuer's ordinary shares

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
The main state registration number of the issuer: ***1026605387665***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Unique code of the issuer given by a registering organ: ***30306-D***.
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information which may influence the value of the issuer's securities: ***information which may influence the value of the issuer's securities is not to be published in the periodicals***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***Closed joint stock company "Depositary-Clearing Company"***
Percentage of the issuer's ordinary shares the said person held before changes: ***32, 85%***
Percentage of the issuer's ordinary shares the person holds after changes: ***13, 19%***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***January 20, 2006***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***Deutsche Bank Limited Liability Company***
Percentage of the issuer's ordinary shares the said person held before changes: ***8, 99%***
Percentage of the issuer's ordinary shares the person holds after changes: ***11, 12%***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***January 20, 2006***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***"ING –Bank (Eurasia) ZAO" closed joint stock company***
Percentage of the issuer's ordinary shares the said person held before changes: ***36, 85%***
Percentage of the issuer's ordinary shares the person holds after changes: ***51, 78%***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***January 20, 2006***

Full trade name (for legal persons – commercial organizations), name (for legal persons – non-profit organizations), surname, name and patronymic (for individuals) of the issuer's shareholder: ***closed joint stock company "Citibank"***
Percentage of the issuer's ordinary shares the said person held before changes: ***8, 58%***
Percentage of the issuer's ordinary shares the person holds after changes: ***10, 48%***
Date when the issuer got to know about changes in the percentage of the issuer's ordinary shares held by the said person: ***January 20, 2006***

Chief Executive Officer of
OJSC Concern "KALINA" Goryayev T.R.

Signature

Date: "20" January, 2006

OAO Concern "Kalina" and subsidiaries

Consolidated Interim Financial Statements
Six Months Ended June 30, 2005 and 2004
(Not audited or reviewed)

OAO CONCERN "KALINA" AND SUBSIDIARIES

TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2005 (NOT AUDITED OR REVIEWED) AND 2004
(in US dollars and in thousands)

	Notes	2005 (Not audited or reviewed)	2004
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	3	$ 3,651	29,496
Accounts receivable, net	4	29,105	9,815
Advances to suppliers and prepaid expenses	5	12,894	10,652
Inventories, net	6	71,004	33,518
Taxes recoverable	7	19,124	10,112
Investments	8	2,538	2,736
Assets associated with discontinued operations	15	7,729	7,745
Deferred tax asset	14	5,262	2,645
Total current assets		151,307	106,719
PROPERTY, PLANT AND EQUIPMENT, net	9	82,738	32,506
INTANGIBLE ASSETS, net	10	17,544	482
TOTAL ASSETS		$ 251,589	139,707
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable	11	$ 30,112	12,959
Bank overdrafts		9,369	-
Short-term debt	12	14,803	1,772
Accrued liabilities		9,660	58
Taxes payable	7	3,099	2,859
Liabilities associated with discontinued operations	15	12,741	9,976
Total current liabilities		79,784	27,624
LONG-TERM DEBT	13	24,975	4,752
NON-CURRENT TAXES PAYABLE	7	-	3,935
NON-CURRENT DEFERRED TAX LIABILITY	14	4,470	2,016
PENSION LIABILITIES	18	6,079	-
Total liabilities		115,308	38,327
COMMITMENTS AND CONTINGENCIES	19		
MINORITY INTERESTS		13,451	-
STOCKHOLDERS' EQUITY:			
Capital stock	16	23,596	23,596
Additional paid in capital		24,203	24,203
Retained earnings		75,031	53,581
Total stockholders' equity		136,281	101,380
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 251,589	139,707

See notes to the consolidated financial statements on pages 6-16.

OAO CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 (NOT AUDITED OR REVIEWED) AND 2004
(in US dollars and in thousands)

	Notes	2005 (Not audited or reviewed)	2004
NET SALES		$ 133,084	91,245
COST OF SALES		(65,747)	(46,005)
GROSS PROFIT		67,337	45,240
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		(41,592)	(29,232)
OPERATING INCOME		25,745	16,008
OTHER EXPENSES:			
Interest expense, net		(969)	(493)
Foreign currency exchange losses, net		(1,885)	(834)
Other expenses, net		(469)	(1,819)
Total other expenses		(3,323)	(3,146)
Income from continuing operations before income tax expense and minority interest		22,422	12,862
Minority interest		114	-
Income from continuing operations before income tax expense		22,536	12,862
INCOME TAX EXPENSE	14	(3,228)	(3,874)
NET INCOME FROM CONTINUING OPERATIONS		19,308	8,988
DISCONTINUED OPERATIONS			
Loss from operations of subsidiary LLC Pallada Vostok	15	(1,651)	(385)
NET INCOME		$ 17,657	8,603

See notes to the consolidated financial statements on pages 6-16.

OAO CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2005 (NOT AUDITED OR REVIEWED) AND 2004
(in US dollars and in thousands)

	Notes	2005 (Not audited or reviewed)	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income		$ 17,657	$ 8,603
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		2,624	1,016
Loss/(gain) on disposal of property, plant and equipment		201	(11)
Realised gain on investment		(165)	-
Deferred tax benefit		(1,279)	(146)
Interest expense, net		969	493
Changes in operating assets and liabilities:			
Accounts receivable, net		(2,614)	3,215
Accounts payable and accruals		4,951	(2,493)
Inventories, net		(19,053)	2,453
Advances to suppliers and prepaid expenses		(2,282)	2,342
Taxes receivable		(7,749)	1,617
Taxes payable		(1,580)	(1,223)
Net assets of discontinued operations		1	381
Interest paid		(883)	(439)
Net cash (used in)/provided by operating activities		(9,202)	15,808
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of Dr. Scheller, net of cash acquired	20	(21,958)	-
Purchase of property, plant, equipment and intangible assets		(14,336)	(4,926)
Proceeds from sale of property, plant and equipment		29	41
Proceeds from sale of securities		532	956
Net cash used in investing activities		(35,733)	(3,929)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from short-term debt		29,222	17,325
Repayment of short-term debt		(24,712)	(37,932)
Proceeds from long-term debt		8,500	-
Repayment of long-term debt		(1,555)	
Proceeds from bond issue		-	6,000
Cash payments for outstanding financial lease liability		(909)	(118)
Proceeds from stock issue		-	26,323
Dividends declared and paid		(2,929)	(1,585)
Net cash provided by financing activities		7,617	10,013
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(37,318)	21,892
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		596	(113)
CASH AND CASH EQUIVALENTS, beginning of period		40,373	7,717
CASH AND CASH EQUIVALENTS, end of period		$ 3,651	$ 29,496
CASH PAID DURING THE PERIOD FOR: Income tax		-	3,516

See notes to the consolidated financial statements on pages 6-16.

OAO CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2005 (NOT AUDITED OR REVIEWED) AND 2004
(in US dollars and in thousands)

		Capital Stock		Additional Paid in Capital		Retained Earnings		Total Stockholders' Equity
Balance January 1, 2004	$	20,243	$	1,233	$	45,714	$	67,190
Translation adjustment		-		-		849		849
Net Income		-		-		8,603		8,603
Dividends declared		-		-		(1,585)		(1,585)
New stock issue		3,353		22,970		-		26,323
Balance June 30, 2004	$	23,596	$	24,203	$	53,581	$	101,380
Translation adjustment		-		-		964		964
Net Income		-		-		10,437		10,437
Dividends declared		-		-		267		267
Balance January 1, 2005	$	23,596	$	24,203	$	65,249	$	113,048
Translation adjustment		-		-		(4,946)		(4,946)
Net Income						17,657		17,657
Dividends		-		-		(2,929)		(2,929)
Balance June 30, 2005 (Not audited or reviewed)	$	23,596	$	24,203	$	75,031	$	122,830

See notes to the consolidated financial statements on pages 6-16.

1. DESCRIPTION OF BUSINESS

OAO Concern "Kalina" (hereinafter the "Company"), a Russian Open Joint Stock Company, was incorporated on December 12, 1992 as OAO "Uralskiye Samotsveti" under the laws of the Russian Federation ("RF") and renamed OAO Concern "Kalina" on November 30, 1999. The consolidated financial statements presented herein include the financial statements of the Company and its subsidiaries (hereinafter referred to jointly as "Operating Subsidiaries" or separately as "Operating Subsidiary").

Operating subsidiary	Share of ownership	Place of incorporation	Principal activity
LLC Pallada Vostok	100%	Uzbekistan	Manufacturing
JSC Lola Atir Upa	56%	Uzbekistan	Manufacturing
LLC Pallada Ukraina	100%	Ukraine	Trading
LLC Zavod Novoplast	100%	Russia	Manufacturing
Kalina Overseas Holding B. V.	100%	Netherlands	Trading
Kosmetik und Rasierwaren Solingen GmbH	100%	Germany	Trading
Dr. Scheller DuroDont GmbH	61.37%	Germany	Trading
Lady Manhattan Cosmetics GmbH	61.37%	Germany	Trading
Apotheker Scheller Naturmittel GmbH	61.37%	Germany	Trading
Premium Cosmetics GmbH	61.37%	Germany	Trading
Lady Manhattan Cosmetics GmbH	61.37%	Austria	Trading
Dr. Scheller Cosmetics Polska Sp. zo.o.	61.37%	Poland	Trading
Lady Manhattan Ltd.	61.37%	UK	Trading

The Company and its Operating Subsidiaries (collectively referred to as the "Group") manufacture and sell a wide range of perfume, cosmetics and household products primarily in CIS and Western Europe.

In December 2003 Group management made a decision to dispose of its wholly owned subsidiary LLC Pallada Vostok (Uzbekistan). The assets, liabilities as well as cash flows and financial results for the reporting periods ended June 30, 2005 and 2004 of these subsidiaries are presented as assets, liabilities, cash flows and financial results associated with discontinued operations (Notes 15 and 20).

On 4 April 2005, the Group acquired 58.4% (as a percentage of total share capital) of Dr. Scheller Cosmetics AG – a German perfume manufacturer and distributor. The total cost of the acquisition was 21.96 million US dollars, which resulted in negative goodwill recognized of 103 thousand US dollars. The goodwill has been calculated on the basis of the number of shares outstanding – i.e. net of any treasury shares repurchased by Dr. Scheller Cosmetics AG. The Group stake in Dr. Scheller Cosmetics AG calculated on the basis of the shares outstanding for goodwill recognition purposes is 61.37% (Note 20).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

The accounts of the Company are prepared in accordance with Russian Federation accounting laws and accounting regulations in Russian roubles ("RUR") and then converted to accounting principles that are generally accepted in the United States of America ("US GAAP"). The accounts of the Operating Subsidiaries are prepared in accordance with local laws and accounting regulations and then converted to accounting principles that are generally accepted in the United States of America ("US GAAP").

Principles of consolidation – The consolidated financial statements include the accounts of the Company and its operating subsidiaries after the elimination of significant intercompany transactions and balances.

Business combinations – For business combinations that have been accounted for under the purchase method of accounting, the financial statements of the Company include the results of operations of the acquired businesses from the date of acquisition. The excess of the fair value of identifiable tangible and intangible net assets acquired over the purchase price (negative goodwill) is used to reduce the fair value of long-term non-monetary assets acquired.

Use of estimates – The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses of the reporting period. Actual results could differ from those estimates.

Concentration of credit risk – Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable.

The carrying amount of financial instruments, including cash and cash equivalents and short-term obligations, approximates fair value due to the short-term maturity of the instruments.

Foreign currency translation – The Group follows a translation policy in accordance with SFAS No. 52, "Foreign Currency Translation". Starting from January 1, 2003, the Russian economy ceased to be considered highly inflationary for accounting purposes. Management has determined that for the fiscal year beginning January 1, 2003, the functional currency of the Group is the Russian rouble. Accordingly, US dollar amounts were translated into Russian roubles at the exchange rate current at January 1, 2003. These amounts became the new accounting basis for non-monetary assets and liabilities.

The Group retained the US dollar as its reporting currency and translated its functional currency financial statements into US dollars. Assets and liabilities are translated at period-end exchange rates, while income and expense items are translated at average rates of exchange prevailing during the period. The resulting cumulative translation adjustment is recorded as a separate component of other comprehensive income (loss).

The Russian rouble (RUR), Uzbek soum (UZS) and Ukrainian hrivna (UAH) are not fully convertible currencies outside the territory of the RF, Uzbekistan and Ukraine, respectively. The translation of rouble, soum and hrivna denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company and its Operating Subsidiaries could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Group could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

The official rates of exchange were as follows:

Exchange rate	As of June 30, 2005	Average for six months ended June 30, 2005	As of June 30, 2004	Average for six months ended June 30, 2004
Russian rouble / US dollar	28.67	27.96	29.03	28.76
Russian rouble/Euro	34.52	36.04	35.29	35.35
Uzbek soum / US dollar	1,115.00	1,082.13	1,020.00	1,000.20
Ukrainian hrivna / US dollar	5.06	5.19	5.32	5.33
Euro/US dollar	0.83	0.76	0.82	0.81

Cash and cash equivalents – Includes cash on hand and bank deposits. Cash equivalents include financial instruments with a maturity of less than ninety days when purchased.

Accounts receivable – Accounts receivable are stated at their net realizable value after deducting a provision for doubtful accounts. Such provision reflects either specific cases or estimates based on evidence of recoverability.

Investments – Investments in marketable securities consist primarily of illiquid securities and, accordingly, are carried on the balance sheet at cost.

Inventories – Inventories are stated at the lower of cost, determined by the first-in first-out method for raw materials and weighted average for finished goods, or market value.

Property, plant and equipment – Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is charged using the straight-line method over the asset's estimated useful lives. When assets are retired or otherwise disposed of, the cost and the accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. The cost of maintenance and repairs is charged to the statement of operations as incurred. Significant renewals and betterment, that extend an asset's estimated useful life, are capitalized.

The overall useful economic lives of the assets for depreciation purposes are as follows:

Description	**Useful Life (years)**
Buildings	50
Machinery and equipment	10-15
Vehicles	5
Office equipment and other assets	5

Property, plant and equipment held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may have been impaired. Management considers that no impairment has occurred relating to the Group's investments in property, plant and equipment as of June 30, 2004 and June 30, 2003.

Intangible non-current assets – Intangible assets are carried out at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated amortization and any subsequent accumulated impairment losses. The fair value is determined by reference to an active market. Revaluations is made with such regularity that at the balance sheet date the carrying amount of the asset does not differ materially from its fair value. At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is impossible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the higher of an asset's net selling price and its value in use, which is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Intangible assets are primarily comprised of trademarks, which have arisen following the acquisition of Dr Scheller AG and were included at fair value on acquisition of Dr Scheller, as at 31/03/05.

Finance leases – Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risk and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Group at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Leased assets are depreciated over their estimated useful economic lives or over the term of the lease, if shorter. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset. Rents paid under operating leases are charged to the income statement as incurred.

Sales recognition – Sales are recognized when products are shipped to the customer, net of discounts.

Income taxes – Income taxes payable have been computed in accordance with the laws of the Russian Federation, Ukraine, Uzbekistan and Germany. The Group accounts for deferred taxes on income using the asset and liability method wherein material deferred tax assets and liabilities are recognized based on the future consequences of temporary differences between the financial reporting carrying amounts and tax bases of assets and liabilities using the current enacted income tax rates.

Borrowing costs – The Group expenses interest on borrowings as incurred. Debt issue costs are amortized to expense over the term to maturity.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following at June 30, 2005 and 2004 (in thousands):

		2005		2004
Cash on hand – RUR	$	8	$	23
Cash in bank – RUR accounts		1,401		2,078
Cash in bank – US dollar accounts		116		26,659
Bank deposits (pledged, see Note 13) – RUR accounts		1,829		476
Other – US dollar, EUR, UAH, UZS accounts		297		260
Total	$	3,651	$	29,496

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following at June 30, 2005 and 2004 (in thousands):

		2005		2004
Accounts receivable – trade	$	28,339	$	10,223
Other accounts receivable		1,852		311
Trade receivables to related parties		472		-
Bad debt allowance		(1,558)		(719)
Total	$	29,105	$	9,815

5. ADVANCES TO SUPPLIERS AND PREPAID EXPENSES

Advances to suppliers and prepaid expenses consisted of the following at June 30, 2005 and 2004 (in thousands):

		2005		2004
Advances to suppliers	$	13,492	$	10,078
Prepaid expenses		190		574
Bad debt allowance		(788)		-
Total	$	12,894	$	10,652

6. INVENTORIES, NET

Inventories consisted of the following at June 30, 2005 and 2004 (in thousands):

	2005	2004
Raw materials	$ 30,648	$ 23,030
Work in process	2,847	534
Finished goods	40,676	12,204
Goods for resale	2,227	-
Allowance for obsolescence	(5,394)	(2,250)
Total	**$ 71,004**	**$ 33,518**

7. TAXES RECOVERABLE AND PAYABLE

Current taxes recoverable consisted of the following at June 30, 2005 and 2004 (in thousands):

	2005	2004
VAT	$ 17,773	$ 9,459
Other taxes	1,351	653
Total	*$* 19,124	$ 10,112

Current taxes payable consisted of the following at June 30, 2005 and 2004 (in thousands):

	2005	2004
Income tax	$ 515	$ 521
Advertising tax	-	264
Other taxes	2,584	2,074
Total	**$ 3,099**	**$ 2,859**

As of June 30, 2004 non-current taxes payable consisted of tax fines and interest payables that have been disputed with the tax authorities since 1998. The Company has made an accrual in respect of this liability based on information available to management as of June 30, 2004. The Company has accrued a liability in the amount of 114.3 mln RUR (3,935 thousand US dollars). At the end of 2004, a restructuring agreement was signed with the tax authorities, which fixed the disputed liability at 25.4 mln RUR (917 thousand US dollars). During the six months ended June 30, 2005 the Company has paid 9.1 mln RUR (324 thousand US dollars) to the tax authorities. On June 28, 2005 the Company received a waiver from the tax authorities for the remaining balance.

8. INVESTMENTS

Investments consisted of the following at June 30, 2005 and 2004 (in thousands):

	2005	2004
Investments in KIT-Capital	2,538	2,736
Total	**$ 2,538**	**$ 2,736**

LLC KIT-Capital is a property development company. On June 30, 2004 the Group acquired 12.17% of LLC KIT-Capital in exchange for 100% share in LLC Torzhok. The main activities of LLC Torzhok were construction works.

The exchange of 100% stock in LLC Torzhok for 12.17% of LLC KIT-Capital represents an exchange of assets and in accordance with APB 29 A"ccounting of Non-monetary Transactions", Par. 22 is classified as an exchange of similar assets. The exchange did not result in the recognition of any financial gain or loss in the financial statements of the Group.

The value of the investment in LLC KIT-Capital is represented by the value of the monetary consideration transferred to LLC Torzhok as share capital contributions less any accumulated losses generated by the Subsidiary up to the date of the exchange. The value thus formed is the cost of the new investment and is shown as such on the face of the consolidated balance sheet.

In March 2005 the Group sold 1.57% share in LLC KIT-Capital to a third party for 15 mln RUR (540 thousand US dollars), resulting in net gain of 1.5 mln RUR (54 thousand US dollars).

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following at June 30, 2005 and 2004 (in thousands):

	2005	2004
Land	$ 476	$ 449
Buildings	33,441	26,437
Machinery and equipment	126,771	52,161
Vehicles	1,793	2,853
Office equipment and other assets	3,012	1,784
Construction in progress	16,905	9,968
Less: accumulated depreciation	(99,660)	(61,146)
Total	**$ 82,738**	**$ 32,506**

In the second half of 2002, the Company entered into a financial lease agreement for production equipment. The net book value of the leased assets as of June 30, 2005 and June 30, 2004 was 551 and 575 thousand US dollars respectively.

At June 30, 2005 property, plant and equipment with approximate carrying value of 8,294 thousand US dollars were pledged to secure credit line facilities provided by the European Bank for Reconstruction and Development ("EBRD") (Note 13).

10. INTANGIBLE ASSETS

	2005	2004
Trademarks	$ 16,535	$ -
Other intangibles	1,009	482
Total	**$ 17,544**	**$ 482**

The trademarks have arisen following the acquisition of Dr Scheller AG and were included at fair value on acquisition of Dr Scheller.

11. ACCOUNTS PAYABLE

Accounts payable consisted of the following at June 30, 2005 and 2004 (in thousands):

	2005	2004
Accounts payable – trade	$ 26,679	$ 11,484
Accrued interest	228	-
Other payables	3,205	1,475
Total	**$ 30,112**	**$ 12,959**

12. SHORT-TERM DEBT

Outstanding short-term credit facilities of the Group as of June 30, 2005 and 2004 consisted of the following (in thousands):

	Effective interest rate		2005		2004
EBRD (USD)	LIBOR+4.75%	$	5,137	$	1,332
International Moscow Bank (RUR)	Variable		4,290		-
Raiffeisenbank Austria (USD)	LIBOR+4%		1,988		-
Current portion of finance lease obligation (USD)	13%		3,388		440
Total		$	14,803	$	1,772

In 2004, the Group entered into a short-term credit line agreement with Raiffeisenbank Austria. The debt was issued after 30 June, 2004. The total amount of credit line facilities to be provided under the contract is 2 mln US dollars with an annual interest rate of LIBOR plus 4%. As of June 30, 2005 the Group had drawn down 1,988 thousand US dollars. The facilities are collateralized by a pledge of finished goods with approximate carrying value of 1,635 thousand US dollars as of June 30, 2005.

In January 2005 the Group entered into a short-term credit line with International Moscow Bank Limited for an amount of 350 mln. RUR (12,207 thousand US dollars) to finance working capital. The interest rate of the credit line is determined by the bank and accepted by the Group for each credit amount provided. During the six months ended June 30, 2005 the interest rate varied from 7% to 9.5% p.a. As of June 30, 2005 123 mln. RUR (4,290 thousand US dollars) was outstanding under this credit line. Finished goods with approximate carrying amount of 5,779 thousand US dollars is pledged to collateralize the outstanding balance as of June 30, 2005.

13. LONG-TERM DEBT

Long-term debt consisted of the following as of June 30, 2005 and 2004 (in thousands):

		2005		2004
Uncollateralized corporate bonds				
EBRD credit line (USD)	$	12,842	$	4,668
Other bank loans (EUR/Swiss Francs)		12,129		-
Finance lease				
Long-term portion of finance lease obligations (USD)		4		84
Total long-term debt	$	24,975	$	4,752

In 2003, the Group entered into a long-term credit line agreement with a related party (see Note 16), the European Bank for Reconstruction and Development (EBRD). The total amount of credit line facilities provided under the agreement is a maximum of 20 mln. US dollars with an annual interest rate of LIBOR plus 4.75%. As of June 30, 2005 the total balance outstanding of 17,979 US dollars was subject to repayment by July 20, 2008. 5,137 thousand US dollars of the amount is payable within 12 months commencing June 30, 2005 (Note 12). The facilities are collateralized by pledge of equipment with approximate carrying value of 8,294 thousand US dollars and deposit of 1,829 thousand US dollars in Citibank (Note 3) as of June 30, 2005.

The long-term portion of the EBRD credit line as of June 20, 2005 has the following maturities (in thousands):

June 30, 2007	5,137
June 30, 2008	5,137
June 30, 2009	2,568
Total	**12,842**

The long term portion of the EUR/Swiss Francs bank loans outstanding as of June 30, 2005, has the following maturities (in thousands):

Due before December 31, 2006	5,884
Due before December 31, 2007	2,857
Due before December 31, 2008	922
Due before December 31, 2009	844
Due after December 31, 2009	1,622
Total	**12,129**

The EUR/Swiss bank loan facilities are collateralised by a pledge of land with approximate carrying value of 8,574 thousand US dollars as of June 30, 2005.

14. TAXES

Total tax expense consisted of the following at June 30, 2005 and 2004 (in thousands):

		2005		2004
Current tax expense	$	4,507	$	4,020
Deferred tax benefit		(1,279)		(146)
Total	**$**	**3,228**	**$**	**3,874**

The Group provides for current taxes based on statutory financial statements maintained and prepared in local currencies and in accordance with local statutory regulations which differ significantly from US GAAP. The Group was subject to a tax rate of 24% in Russia, 25% in Ukraine, 26% in Uzbekistan and 38% in Germany in 2005 and 2004.

The provision for income taxes is different from that which would be obtained by applying the statutory income tax rates to income before income taxes. Below is a reconciliation of theoretical income tax to the actual amount of tax expense recorded in the Group's statement of operations:

		2005		2004
Income tax expense at statutory rates	$	2,995	$	2,994
Adjustments due to:				
Discontinued operations		-		10
Permanent differences		233		870
Income tax expense	$	3,228	$	3,874

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at June 30, 2005 and 2004 are as follows (in thousands):

		2005		2004
Current deferred tax assets:				
Accrued expenses and losses carried forward	$	5,456	$	2,769
Valuation of closing stock of work in progress and finished goods		(194)		(124)
	$	5,262	$	2,645
Non-current deferred tax assets/(liabilities):				
Valuation of non-current assets		873		12
Depreciation and other expenses		(5,343)		(2,028)
	$	(4,470)	$	(2,016)

15. DISCONTINUED OPERATIONS

Pallada Vostok (Uzbekistan)

In December 2003 group management decided to dispose of its wholly owned subsidiary LLC Pallada Vostok based in Uzbekistan. The subsidiary was engaged in the production of a wide range of cosmetic brands sold on the Uzbekistan market.

Major assets and liabilities of the subsidiary as of June 30, 2005 and 2004 were as follows (in thousands)

	2005	2004
Assets associated with discontinued operations:		
CURRENT ASSETS:		
Cash and cash equivalents	$ 19	$ 85
Accounts receivable, net	79	1,162
Advances to suppliers and prepaid expenses	1,590	823
Inventories	1,948	2,811
Taxes recoverable	73	36
Investments	25	15
Total current assets	**3,734**	**4,932**
PROPERTY, PLANT AND EQUIPMENT, net	3,995	2,813
Total assets associated with discontinued operations	$ 7,729	$ 7,745
Liabilities associated with discontinued operations:		
CURRENT LIABILITIES:		
Accounts payable	$ 10,641	$ 8,418
Short-term debt	1,190	361
Accrued liabilities	17	125
Taxes payable	456	208
Total current liabilities	**12,304**	**9,112**
LONG-TERM DEBT	271	729
MINORITY INTEREST	166	135
Total liabilities associated with discontinued operations:	$ 12,741	$ 9,976

At June 30, 2005 LLC Pallada Vostok was indebted to the rest of the Group in the amount of 5,212 thousand US dollars, represented by 1,562 thousand US dollars in trade payables and 3,650 thousand US dollars received as advances from the rest of the Group.

Revenues (and net loss) of Pallada Vostok for the six months ended June 30, 2005 and 2004 were 482 (and 1,651) thousand US dollars and 2,252 (and 385) thousand US dollars, respectively.

16. CAPITAL STOCK

As of June 30, 2005 and 2004 the Group had 9,752,311 and 8,364,908 authorised and issued ordinary shares at RUR 70 per share.

The Company is owned 50.02% by an individual, 10.4% by OOO Deutsche Bank (nominee holder), 8.3% by ZAO Deposit-Clearing Hall (Palata) (nominee shareholder), 6.9% by OOO JP Morgan International (nominee shareholder), and 24.38% by other shareholders (among whom are nominee shareholders ZAO Citibank, ZAO ING Bank (Eurasia), EBRD, ZAO Brunswick UBS Nominees), as of June 30, 2005.

17. RELATED PARTY TRANSACTIONS

The Group has two parties related by means of common control – OOO "Soyuzspezstroy" and OOO "Stroykomplektmontazh".

Advances to related parties as of June 30, 2005 and 2004 were as follows (in thousands):

	2005	2004
OOO "Soyuzspezstroy"	$ 877	$ 484
Total	**$ 877**	**$ 484**

Purchases of services from related parties for the six months ended June 30, 2005 and 2004 were as follows (in thousands):

	2005	2004
OOO "Soyuzspezstroy"	$ 2,064	$ 92
Total	**$ 2,064**	**$ 92**

18. POST RETIREMENT BENEFITS

Employees of the Group are generally beneficiaries of state-administered defined contribution pension programs. The Group remits a required percentage of the aggregate employees' salaries to the statutory Pension Funds.

In addition, a number of employees of the Dr. Scheller subsidiary are enrolled in an unfunded defined benefit pension plan.

The accrued pension cost in respect of this defined benefit plan was 6.079 million US dollars at 30 June 2005. Dr. Scheller utilizes actuarial methods to account for the pension plan. Inherent in the application of these actuarial methods are key assumptions, including discount rates. A measurement date of 31 December 2004 was used. The key assumptions used to determine pension costs were:

Discount rate	5.25% per annum
Salary increases	1.5% per annum
Pension increase	1.5% per annum

Other than the defined benefit scheme liability outlined above, the Group was not liable for any supplementary pensions, post retirement health care, insurance benefits, or retirement indemnities to its current or former employees, as at June 30, 2005 and 2004

19. COMMITMENTS AND CONTINGENCIES

Operating environment – The Group's principal business activities are within the Russian Federation and CIS countries. Laws and regulations affecting businesses operating in the Russian Federation and CIS countries are subject to rapid changes and the Group's assets and operations could be at risk due to negative changes in the political and business environment.

Tax environment – Due to the presence in Russian, Ukrainian and Uzbek commercial legislation, and tax legislation in particular, of provisions allowing more than one interpretation, and also due to the practice developed in a generally unstable environment by the tax authorities of making arbitrary judgment on business activities, if a particular treatment based on Management's judgment of the Group's business activities was to be challenged by the tax authorities, the Group may be assessed additional taxes, penalties and interest. Tax years remain open to review by the tax authorities for three years.

20. ACQUISITION OF NEW SUBSIDIARY

During April 2005, the Group completed the acquisition of 61.37% (as a percentage of the number of shares outstanding) shares of the Dr. Scheller Cosmetics AG (Scheller) for a purchase price of 21.96 million US dollars in cash. Dr. Scheller Cosmetics AG is a German perfume manufacturer and distributor.

Shares of Dr. Scheller acquired by the Group is the following:

Total number of shares as at 31/03/2005	6,500,000
Number of treasury shares as at 31/03/2005	315,319
Number of shares outstanding as at 31/03/2005	6,184,681
Number of shares acquired by Group	3,795,740
Percentage of shares held by the Group as a proportion of all shares, including treasury shares	58.4%
Percentage of shares held by the Group as a proportion of all shares outstanding	61.37%

The acquisition was accounted for under the purchase accounting method, and accordingly, Scheller's results of operations have been included with the Company's from the date of acquisition, April 2005. At the date of issuing this report, the purchase price allocation had not been finalized. The only fair value adjustment made was in respect of trademark intangibles.

Preliminary price allocation is as follows:

Current assets	$	11,898,827
Non-current assets		23,306,867
Intangible assets adjusted for FV		11,136,429
Deferred tax asset		1,846,344
Current liabilities		(9,093,023)
Non-current liabilities		(14,758,611)
Deferred tax liability		(2,378,636)
Purchase price	$	21,958,197

Negative goodwill of 103 thousand US dollars has arisen as a result of the acquisition and included within intangible assets.

21. SUBSEQUENT EVENTS (NOT AUDITED)

In August 2005 the Group declared interim dividends for the fiscal year 2005 in the amount of 60,269 thousand RUR (2,102 thousand US dollars). The interim dividend per share is 6.18 RUR (0.216 US dollars).